CHINA 3C GROUP

August 11, 2008

Mr. Jay Williamson Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 150 F Street, N.E. Washington D.C. 20549

Re:	China 3C Group Form 10-K Filed on March 27, 2008 File No. 000-28767

Dear Mr. Williamson:

China 3C Group (the “Company”) is in receipt of the Staff’s letter dated May 8, 2008 relating to the annual report referenced above. While the Company is endeavoring to respond to the Staff’s comments in a timely manner, as you discussed with Matthew Kepke of Loeb & Loeb LLP today, because the Company is working to obtain a consent from its prior independent public accounting firm, the Company’s amendment to its annual report on Form 10-K/A (the “Form 10-K/A”) is not ready to be filed today. We understand that the Staff is willing to review its response to the comments prior to the filing of the Form 10-K/A and the Staff is willing to extend the time during which the Company may file the Form 10-K/A. We would respectfully request that the Staff provide the accommodation to the Company to allow it until August 15, 2008 to file the Form 10-K/A so that our former independent public accounting firm may perform the review necessary to provide its consent.

Please feel free to contact our counsel Mitchell Nussbaum of Loeb & Loeb at (212) 407-4159 with any questions or concerns in this regard.

Sincerely,

/s/ Zhenggang Wang
Zhenggang Wang
Chief Executive Officer

cc:	Mitchell Nussbaum Loeb & Loeb LLP